UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

HARRISON VICKERS AND WATERMAN INC.

Common Stock, par value $0.0001

CUSIP # 415569102

April 21, 2015

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 415569102	13G	Page 1 of 4

1.	Name of Reporting Person Tarpon Bay Partners LLC

I.R.S. Identification No. of Above Person (entities only) 46-3264113

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Florida

	Number of Shares Owned by Each Reporting Person With	5. Sole Voting Power	12,421,302*

		6. Shared Voting Power	12,421,302*

		7. Sole Dispositive Power	12,421,302*

		8. Shared Dispositive Power	12,421,302*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,421,302*

Reporting person holds a Secured Convertible Note in the principal amount of $544,791.67, convertible into shares of the Issuer’s common stock. Reporting person also holds other convertible notes of Issuer in the aggregate principal amount of $96,628.00, convertible into shares of the Issuer’s common stock (collectively, the “Notes”). Reporting Person holds a Warrant to purchase 443,833,333 shares of Issuer’s common stock. In addition, Reporting Person holds 25,000 shares of the Issuer’s Series A Convertible Preferred Stock. None of the Notes, the Warrant, or the Series A Preferred Stock may be converted into common stock such that the Reporting Person would beneficially own more the 9.99% of the Issuer’s common stock at any given time. Reporting Person disclaims beneficial ownership of the Issuer’s securities held by any other person or entity. *Number of shares is based upon 9.99% of most recent reported outstanding number of shares of Issuer’s common stock as of March 25, 2015.

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares
☐

11.	Percent of Class Represented by Amount in Row 9 9.99%

12.	Type of Reporting Person IN

CUSIP No. 415569102	13G	Page 2 of 4

ITEM 1	(a)	NAME OF ISSUER Harrison Vickers and Waterman, Inc.

	(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES 4224 White Plains Road, Bronx, NY 10466

ITEM 2	(a)	NAME OF PERSON FILING Tarpon Bay Partners LLC

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

17210 Germano Court, Naples, FL 34110

	(c)	CITIZENSHIP

United States of America

	(d)	TITLE OF CLASS OF SECURITIES

Common Stock, Par Value $0.0001

	(e)	CUSIP NUMBER

415569102

ITEM 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act
(b)	☐ Bank as defined in section 3(a)(6) of the Act
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)	☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box ☐

CUSIP No. 415569102	13G	Page 3 of 4

ITEM 4 OWNERSHIP

(a) Amount beneficially owned: Reporting person holds a Secured Convertible Note in the principal amount of $544,791.67, convertible into shares of the Issuer’s common stock. Reporting person also holds other convertible notes of Issuer in the aggregate principal amount of $96,628.00, convertible into shares of the Issuer’s common stock (collectively, the “Notes”). Reporting Person holds a Warrant to purchase 443,833,333 shares of Issuer’s common stock. In addition, Reporting Person holds 25,000 shares of the Issuer’s Series A Convertible Preferred Stock. None of the Notes, the Warrant, or the Series A Preferred Stock may be converted into common stock such that the Reporting Person would beneficially own more the 9.99% of the Issuer’s common stock at any given time. Reporting Person disclaims beneficial ownership of the Issuer’s securities held by any other person or entity.

(b) Percent of class: 9.99%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 12,421,302*

(ii)	Shared power to vote or to direct the vote: 12,421,302*

(iii)	Sole power to dispose or to direct the disposition of: 12,421,302*

(iv)	Shared power to dispose or to direct the disposition of: 12,421,302*

*Number of shares is based upon 9.99% of most recent reported outstanding number of shares of Issuer’s common stock as of March 25, 2015.

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

N/A

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10 CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 415569102	13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tarpon Bay Partners LLC

/s/ Stephen Hicks
Manager

Date: May 04, 2015